SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

SONY CORPORATION

Notice of the Ordinary General Meeting of

Shareholders to be held on June 19, 2018

To the Registered Holders of American Depositary Receipts representing shares of Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received a notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 19, 2018 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1. To elect 13 Directors.

2.　To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018).

Note: The Consolidated Financial Statements are available on the Sony Investor Relations website.

This document can be accessed at

https://www.sony.net/SonyInfo/IR/stock/shareholders_meeting/Meeting101/

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PROPOSALS TO BE ACTED UPON:

1. To elect 13 Directors.

The term of office of all 12 Directors currently in office will expire at the conclusion of the Meeting. In accordance with the decision of the Nominating Committee, the election of the following 13 Directors is proposed.

Policy and procedures for the selection of director candidates

With a view toward securing effective input and oversight by the Board of Directors of the Corporation (the “Board”), the Nominating Committee reviews and selects candidates for the Board with the aim of assuring that a substantial part of the Board is comprised of qualified outside Directors that satisfy the independence requirements established by Sony and by law.

The Nominating Committee selects candidates that it views as well-suited to be Directors in light of the Board’s purpose of enhancing the corporate value of the Corporation and its consolidated subsidiaries (the “Sony Group”). The Nominating Committee broadly considers various relevant factors, including a candidate’s capabilities (such as the candidate’s experience, achievements, expertise and international fluency), availability, and independence, as well as diversity in the boardroom, the appropriate size of the Board, and the knowledge, experiences and talent needed for the role.

Under the Charter of the Board of Directors (the “Board Charter”), the Corporation also requires that the Board consist of not fewer than ten (10) Directors and not more than twenty (20) Directors. In addition, since 2005, the majority of the members of the Board have been outside Directors.

Director qualifications

In addition to the qualifications under the Companies Act of Japan, the Corporation sets forth the following provisions in the Board Charter as qualifications for Directors, and all candidates conform to these requirements.

Of the 13 Director candidates, 10 are candidates for outside Director. As of the date of this proposal, each of the 10 candidates for outside Director conforms to the requirements for independence as set out in the Listing Standards of the Tokyo Stock Exchange, where the shares of the Corporation are listed, and the Corporation has made a filing with the Tokyo Stock Exchange indicating that each of them will be an independent Director.

All Directors Qualifications:

(1)   Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company in competition with the Sony Group in any of the Sony Group’s principal businesses (hereinafter referred to as “Competing Company”) or own three percent (3%) or more of the shares of any Competing Company.

(2)   Shall not be or have been a representative partner or partner of any independent auditor of the Sony Group during the past three (3) years before being nominated as a Director.

(3)   Shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.

Qualifications of Directors who are Corporate Executive Officers:
(1) Shall, in their roles as Corporate Executive Officers, be those responsible for determining the fundamental policies and strategies regarding the management and governance of the Sony Group.

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Outside Directors Qualifications:

(1)   Shall not have received directly from the Sony Group, during any consecutive twelve-month (12 month) period within the last three (3) years, more than an amount equivalent to one hundred twenty thousand United States dollars (US$120,000), other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(2)   Shall not be an executive director, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with the Sony Group, in any of the last three (3) fiscal years, exceeds the greater of an amount equivalent to one million United States dollars (US$1,000,000), or two percent (2%) of the annual consolidated sales of such company.

Also, each outside Director may, by resolution of the Nominating Committee, be nominated as a Director candidate for re-election up to five (5) times, and thereafter by resolution of the Nominating Committee and by consent of all of the Directors. Even with the consent of all of the Directors, in no event may any outside Director be re-elected more than eight (8) times.

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The candidates for Director are as follows:

Name		Current Responsibility as a Director *1	Record of attendance at the Board of Directors Meetings

1. Kenichiro Yoshida	Reappointment	Member of the Nominating Committee	100% (8/8)

2. Kazuo Hirai	Reappointment	—	100% (8/8)

3. Osamu Nagayama	Reappointment	Chairman of the Board Chair of the Nominating Committee	100% (8/8)
Candidate for outside Director

4. Eikoh Harada	Reappointment	Chair of the Compensation Committee	100% (8/8)
Candidate for outside Director

5. Tim Schaaff	Reappointment	—	100% (8/8)

6. Kazuo Matsunaga	Reappointment	Member of the Audit Committee	100% (8/8)
Candidate for outside Director

7. Koichi Miyata	Reappointment	Member of the Nominating Committee	100% (8/8)
Candidate for outside Director

8. John V. Roos	Reappointment	Member of the Nominating Committee Member of the Compensation Committee	100% (8/8)
Candidate for outside Director

9. Eriko Sakurai	Reappointment	Member of the Compensation Committee	100% (8/8)
Candidate for outside Director

10. Kunihito Minakawa	Reappointment	Member of the Audit Committee	100% (6/6) *[2]
Candidate for outside Director

11. Shuzo Sumi	Reappointment	Member of the Nominating Committee	100% (6/6) *[2]
Candidate for outside Director

12. Nicholas Donatiello, Jr.	New Candidate	—	—
Candidate for outside Director

13. Toshiko Oka	New Candidate	—	—
Candidate for outside Director

Notes:

1.	Above responsibilities of each candidate for Director have been assigned until the conclusion of this Meeting. New responsibilities of each candidate, including each new candidate, for Director will be determined at the meeting of the Board to be held after this Meeting.
2.	Since Mr. Kunihito Minakawa and Mr. Shuzo Sumi were newly elected at the Ordinary General Meeting of Shareholders held on June 15, 2017, the number of Board meetings they were eligible to attend is different from other directors.
3.	The Corporation has concluded agreements limiting the liability for 9 of the Director candidates, each of whom is currently an outside Director or a non-executive Director. If Mr. Nicholas Donatiello, Jr. and Ms. Toshiko Oka, new candidates for outside Directors, are elected, the Corporation plans to conclude such an agreement with each of them. For a summary of the limited liability agreements, please refer to page 15.

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1. Kenichiro Yoshida	Reappointment

Responsibility as a Director	Member of the Nominating Committee
Date of Birth	October 20, 1959
Number of Years Served as a Director	4 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	85,500 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1983	Joined Sony Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
May 2001	Senior Vice President, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation
June 2014	Director, Sony Corporation (present)
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation
April 2018	President and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)

Reasons for the Nomination
As the Chief Executive Officer of the Sony Group, this candidate is responsible for the overall management of the entire Group, and he is nominated to be a candidate for Director by resolution of the Nominating Committee. If re-elected, at the meeting of the Board to be held after this Meeting, he will be reappointed as the Chief Executive Officer.

2. Kazuo Hirai	Reappointment

Responsibility as a Director	－
Date of Birth	December 22, 1960
Number of Years Served as a Director	6 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	64,800 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1984	Joined CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
July 1996	Executive Vice President and Chief Operating Officer, Sony Computer Entertainment America LLC
(currently Sony Interactive Entertainment America LLC)
October 1997	Corporate Executive, Sony Computer Entertainment Inc. (currently Sony Interactive Entertainment Inc.)
April 1999	President and Chief Operating Officer, Sony Computer Entertainment America LLC
August 2003	President and Chief Executive Officer, Sony Computer Entertainment America LLC
December 2006	President and Group Chief Operating Officer, Sony Computer Entertainment Inc. Chairman, Sony Computer Entertainment America LLC
June 2007	President and Group Chief Executive Officer, Sony Computer Entertainment Inc.
April 2009	Executive Vice President, Corporate Executive Officer, Sony Corporation
April 2011	Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation
September 2011	Chairman, Sony Computer Entertainment Inc.
April 2012	President and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation
June 2012	Director, Sony Corporation (present)
April 2018	Chairman, Sony Corporation (present)

Reasons for the Nomination
This candidate is the former Chief Executive Officer of the Sony Group. He has served as the Chairman of the Sony Group since April 1, 2018, and he is nominated to be a candidate for Director by resolution of the Nominating Committee.

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3. Osamu Nagayama	Reappointment

Candidate for outside Director

Responsibility as a Director	Chairman of the Board Chair of the Nominating Committee
Date of Birth	April 21, 1947
Number of Years Served as a Director	8 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	6,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1971	Joined The Long-Term Credit Bank of Japan, Limited
November 1978	Joined Chugai Pharmaceutical Co., Ltd.
March 1985	Member of the Board, Chugai Pharmaceutical Co., Ltd.
March 1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
March 1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
September 1992	Representative Director, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
January 2006	Member of Enlarged Corporate Executive Committee, F. Hoffmann-La Roche Ltd. (present)
June 2010	Director, Sony Corporation (present)
March 2012	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
March 2018	Representative Director, Chairman, Chugai Pharmaceutical Co., Ltd. (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight and experience in managing global companies, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

4. Eikoh Harada	Reappointment

Candidate for outside Director

Responsibility as a Director	Chair of the Compensation Committee
Date of Birth	December 3, 1948
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	3,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1972	Joined NCR Japan, Ltd.
November 1980	Joined Yokogawa-Hewlett-Packard Company
January 1983	Director, Schlumberger Group
October 1994	Director, Apple Japan, Inc.
April 1997	President, Apple Japan, Inc. Vice President, Apple Computer, Inc.
March 2005

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.

June 2013	Director, Sony Corporation (present) Director, Benesse Holdings, Inc.
March 2014	Chairman, Director, McDonald’s Holdings Company (Japan), Ltd. Chairman, Director, McDonald’s Company (Japan), Ltd.
June 2014	Representative Director, Chairman and CEO, Benesse Holdings, Inc.
October 2014	Representative Director and CEO, Benesse Corporation

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Reasons for the Nomination as Outside Director
This candidate has experience in various global companies as well as extensive insight in information technology and consumer businesses, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

5. Tim Schaaff	Reappointment

Responsibility as a Director	－
Date of Birth	December 5, 1959
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	6,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

December 1982	Joined New England Digital Corporation
July 1991	Joined Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, Sony Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	President, Sony Network Entertainment International LLC
June 2013	Director, Sony Corporation (present)
January 2014	Independent startup advisor (present)
July 2015	Chief Product Officer, Intertrust Technologies Corporation (present)

Reasons for the Nomination
In addition to expertise in software technology and network services, this candidate has experience in leading the network services business in Sony, and he is nominated to be a candidate for Director by resolution of the Nominating Committee. This candidate does not satisfy the qualification for outside Director since he worked in the Sony Group in the past.

6. Kazuo Matsunaga	Reappointment

Candidate for outside Director

Responsibility as a Director	Member of the Audit Committee
Date of Birth	February 28, 1952
Number of Years Served as a Director	4 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	2,300 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1974	Joined Ministry of International Trade and Industry (currently Ministry of Economy, Trade and Industry (“METI”))
June 2004	Director-General, Nuclear and Industrial Safety Agency, METI
September 2005	Assistant Vice-Minister, Minister’s Secretariat, METI
July 2006	Deputy Vice-Minister, Minister’s Secretariat, METI
July 2008	Director-General, Economic and Industrial Policy Bureau, METI
July 2010	Vice-Minister of Economy, Trade and Industry, METI
April 2012	Specially-appointed Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
June 2013	Outside Director, Takasago Thermal Engineering Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
Outside Director, Hashimoto Sogyo Co., Ltd. (currently Hashimoto Sogyo Holdings Co., Ltd.) (present)
President, Japan Cooperation Center for the Middle East (present)
April 2016	Vice Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation
January 2017	Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation (present)

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Reasons for the Nomination as Outside Director
This candidate has extensive insight and experience in global industry and administration through his career at Ministry of Economy, Trade and Industry, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

* Takasago Thermal Engineering Co., Ltd., where Mr. Kazuo Matsunaga is an outside director, had been accused of violating antitrust laws with regard to bids for utility work for the Hokuriku Shinkansen line. The alleged actions that led to these accusations occurred before he assumed his position. However, after he joined the company, he recommended necessary measures to pursue the cause and prevent recurrence of these actions at the company’s meetings of the board of directors.

7. Koichi Miyata	Reappointment

Candidate for outside Director

Responsibility as a Director	Member of the Nominating Committee
Date of Birth	November 16, 1953
Number of Years Served as a Director	4 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	1,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1976	Joined The Mitsui Bank, Ltd.
June 2003	Executive Officer, Sumitomo Mitsui Banking Corporation
October 2006	Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2009	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2010	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.
June 2010	Director, Sumitomo Mitsui Financial Group, Inc.
April 2011	Director and President, Sumitomo Mitsui Financial Group, Inc.
Director, Sumitomo Mitsui Banking Corporation
June 2014	Director, Sony Corporation (present)
June 2016	Outside Corporate Auditor, Isetan Mitsukoshi Holdings Ltd. (present)
April 2017	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc. (present)
Chairman of the Board, Sumitomo Mitsui Banking Corporation (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight and expertise regarding bank management, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

* The Corporation has borrowed money from Sumitomo Mitsui Banking Corporation (“SMBC”), where Mr. Koichi Miyata is a director. The balance of borrowings from SMBC (as of March 31, 2018, 16.6 billion yen) is 0.02% of the total loan balance of SMBC and he meets our qualifications for outside Director.

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8. John V. Roos	Reappointment

Candidate for outside Director

Responsibility as a Director	Member of the Nominating Committee Member of the Compensation Committee
Date of Birth	February 14, 1955
Number of Years Served as a Director	4 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	1,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

October 1980	Associate, O’Melveny and Myers LLP
February 1985	Associate, Wilson Sonsini Goodrich & Rosati
February 1988	Partner, Wilson Sonsini Goodrich & Rosati
February 2000	Managing Director of Professional Services, Wilson Sonsini Goodrich & Rosati
February 2005	Chief Executive Officer, Wilson Sonsini Goodrich & Rosati
August 2009	United States Ambassador to Japan
September 2013	Outside Director, Salesforce.com, inc. (present)
October 2013	Chief Executive Officer, The Roos Group, LLC (present)
December 2013	Member of Global Advisory Board, Mitsubishi UFJ Financial Group, Inc. (present)
April 2014	Senior Advisor, Centerview Partners LLC (present)
June 2014	Director, Sony Corporation (present)
May 2015	Founding Partner, Geodesic Capital (present)
January 2016	Chairman of the Advisory Board, Toyota Research Institute, Inc. (present)

Reasons for the Nomination as Outside Director
In addition to a wealth of experience as a corporate and securities lawyer, chief executive officer at a leading technology law firm, and advisor to major Silicon Valley companies, this candidate is well-versed in business, government affairs and foreign relations, including as the former United States Ambassador to Japan, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

9. Eriko Sakurai	Reappointment

Candidate for outside Director

Responsibility as a Director	Member of the Compensation Committee
Date of Birth	November 16, 1960
Number of Years Served as a Director	4 years
Record of attendance at the Board of Directors Meetings	100% (8/8)
Number of the Corporation’s Shares Held	1,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

June 1987	Joined Dow Corning Corporation
May 2008	Director, Dow Corning Toray Co., Ltd.
March 2009	Chairman and Chief Executive Officer, Representative Director, Dow Corning Toray Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
June 2015	Outside Director, Sumitomo Mitsui Financial Group, Inc. (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight and experience in managing global companies, and she is nominated to be a candidate for outside Director by resolution of the Nominating Committee.
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10. Kunihito Minakawa	Reappointment

Candidate for outside Director

Responsibility as a Director	Member of the Audit Committee
Date of Birth	August 15, 1954
Number of Years Served as a Director	1 year
Record of attendance at the Board of Directors Meetings	100% (6/6)
Number of the Corporation’s Shares Held	1,500 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1978	Joined Ricoh Company, Ltd.
October 1997	Senior Vice President and Chief Financial Officer, Ricoh Americas Corporation
April 2010	Corporate Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2010	Outside Audit & Supervisory Board Member, Ricoh Leasing Company, Ltd.
April 2012	Corporate Senior Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2013	Audit & Supervisory Board Member, Ricoh Company, Ltd.
June 2017	Director, Sony Corporation (present)

Reasons for the Nomination as Outside Director
This candidate has global experience in the electronics industry as well as extensive insight and experience in finance and auditing, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

11. Shuzo Sumi	Reappointment

Candidate for outside Director

Responsibility as a Director	Member of the Nominating Committee
Date of Birth	July 11, 1947
Number of Years Served as a Director	1 year
Record of attendance at the Board of Directors Meetings	100% (6/6)
Number of the Corporation’s Shares Held	1,300 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1970	Joined Tokio Marine & Fire Insurance Co., Ltd.
June 2000	Director and Chief Representative in London, Overseas Division, Tokio Marine & Fire Insurance Co., Ltd.
June 2002	Managing Director, Tokio Marine & Fire Insurance Co., Ltd.
October 2004	Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2005	Senior Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2007	President & Chief Executive Officer, Tokio Marine & Nichido Fire Insurance Co., Ltd.
President & Chief Executive Officer, Tokio Marine Holdings, Inc.
June 2013	Chairman of the Board, Tokio Marine & Nichido Fire Insurance Co., Ltd.
Chairman of the Board, Tokio Marine Holdings, Inc. (present)
June 2014	Outside Director, Toyota Industries Corporation (present)
June 2017	Director, Sony Corporation (present)

Reasons for the Nomination as Outside Director
This candidate has extensive experience developed through managing a global company and extensive insight developed through various activities in the industrial community, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.
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12. Nicholas Donatiello, Jr.	New Candidate

Candidate for outside Director

Responsibility as a Director	－
Date of Birth	June 28, 1960
Number of Years Served as a Director	－
Record of attendance at the Board of Directors Meetings	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

July 1986	Management Consultant, McKinsey & Company, Inc.
September 1993	President and CEO, Odyssey Ventures, Inc. (present)
December 2008	Outside Director, American Funds: EuroPacific Growth Fund, New Perspective Fund, and New World Fund
February 2009	Outside Director, Dolby Laboratories, Inc. (present)
September 2012	Lecturer, Stanford University, Graduate School of Business (present)
June 2015	Outside Director, Big 5 Sporting Goods Corporation (present)
January 2016	Chairman of the Board of Directors, American Funds: EuroPacific Growth Fund, New Perspective Fund, and New World Fund (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight in the media, entertainment and technology industries through his broad career as a member of company management, a consultant and a business school teacher, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

13. Toshiko Oka	New Candidate

Candidate for outside Director

Responsibility as a Director	－
Date of Birth	March 7, 1964
Number of Years Served as a Director	－
Record of attendance at the Board of Directors Meetings	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
June 2014	Outside Audit & Supervisory Board Member, Astellas Pharma Inc. (present) (She will resign her office of Audit & Supervisory Board Member on June 15, 2018.)
June 2015	Outside Corporate Auditor, Happinet Corporation (present)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present)
Outside Director, Mitsubishi Corporation (present)
Outside Director, Hitachi Metals, Ltd. (present)

Reasons for the Nomination as Outside Director
In addition to broad expertise in developing management strategies, including as an M&A consultant, this candidate possesses extensive insight in corporate management and accounting through her experience at an accounting firm and as an outside director/auditor, and she is nominated to be a candidate for outside Director by resolution of the Nominating Committee.
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2. To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors, officers and employees of subsidiaries of the Corporation, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board.

In connection with this agenda, no such stock acquisition rights will be issued to outside Directors of the Corporation.

I. The reason the Corporation needs to issue stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors, officers and employees of subsidiaries of the Corporation, for the purpose of giving them an incentive to contribute towards the improvement of the business performance of the Sony Group and thereby improving the business performance of the Sony Group by making the economic interest which such directors, officers, or employees will receive correspond to the business performance of the Sony Group.

II. Terms and conditions of the stock acquisition rights (“Stock Acquisition Rights”), the concrete terms of which the Board may determine pursuant to the delegation of such determination upon approval at the Meeting.

1. Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

Not exceeding 35,000

2. Payment in exchange for Stock Acquisition Rights

Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3. Matters regarding Stock Acquisition Rights

(1)       Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 3,500,000 shares of common stock of the Corporation (the “Common Stock”). However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)       Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)       Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

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(i) Initial Exercise Price

The Exercise Price shall initially be as follows:

(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

(B) Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the allotment date of Stock Acquisition Rights, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii) Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent, respectively.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)       Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

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(5)       Conditions for the Exercise of Stock Acquisition Rights

(i) No Stock Acquisition Right may be exercised in part.

(ii) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

(iii) Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board.

(6)       Mandatory Repurchase of Stock Acquisition Rights

Not applicable

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i) The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii) The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)       Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board.

Notes
1.	For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 15 to 17. In light of the granting purpose (contributing to the improvement of the mid- and long-term business performance of the Sony Group and thereby improving such business performance of the Sony Group), the exercise of Stock Acquisition Rights is restricted during the above-mentioned period (a one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as a limitation on the number of exercisable Stock Acquisition Rights (in general, one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others. The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.
2.	The maximum limit of the aggregate number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is 3,500,000, which represents 0.28 percent of the total shares outstanding as of March 31, 2018. The total of such number of shares and the maximum aggregate number of shares to be issued or transferred upon the exercise of all outstanding stock acquisition rights for the purpose of granting stock options is 17,505,900, which represents 1.38 percent of the total shares outstanding as of March 31, 2018.

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For Reference

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into Limited Liability Agreements (each, an “Agreement”) with 9 outside Directors and one non-executive Director.

A summary of each Agreement is as follows:

(1) In a case where the outside Director or the non-executive Director is liable to the Corporation after the execution of an Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the outside Director or the non-executive Director acted in good faith without any gross negligence in performing his/her duties.

(2) In a case where the outside Director or the non-executive Director is reelected as an outside Director or a non-executive Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director or a non-executive Director of the Corporation, the Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2018)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The sixteenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	1,106	110,600 Common Stock	¥ 2,987	76.2%
The seventeenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	4,007	400,700 Common Stock	U.S.$ 30.24	61.8%
The eighteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	2,339	233,900 Common Stock	¥ 2,595	51.6%
The nineteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	8,037	803,700 Common Stock	U.S.$ 29.56	28.0%
The twentieth series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	2,945	294,500 Common Stock	¥ 2,945	42.3%
The twenty-first series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	8,269	826,900 Common Stock	U.S.$ 35.48	20.2%
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Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The twenty-second series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	2,041	204,100 Common Stock	¥ 1,523	71.6%
The twenty-third series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	8,632	863,200 Common Stock	U.S.$ 19.44	38.9%
The twenty-fourth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	1,256	125,600 Common Stock	¥ 932	80.6%
The twenty-fifth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	4,502	450,200 Common Stock	U.S.$ 11.23	51.7%
The twenty-sixth series of Common Stock Acquisition Rights (November 20, 2013)	November 20, 2014 ~ November 19, 2023	4,450	445,000 Common Stock	¥ 2,007	44.2%
The twenty-seventh series of Common Stock Acquisition Rights (November 20, 2013)	November 20, 2014 ~ November 19, 2023	5,075	507,500 Common Stock	U.S.$ 20.01	42.9%
The twenty-eighth series of Common Stock Acquisition Rights (November 20, 2014)	November 20, 2015 ~ November 19, 2024	5,929	592,900 Common Stock	¥ 2,410.5	28.8%
The twenty-ninth series of Common Stock Acquisition Rights (November 20, 2014)	November 20, 2015 ~ November 19, 2024	4,984	498,400 Common Stock	U.S.$ 20.67	37.1%
The thirtieth series of Common Stock Acquisition Rights (November 19, 2015)	November 19, 2016 ~ November 18, 2025	10,285	1,028,500 Common Stock	¥ 3,404	11.2%
The thirty-first series of Common Stock Acquisition Rights (November 19, 2015)	November 19, 2016 ~ November 18, 2025	7,878	787,800 Common Stock	U.S.$ 27.51	18.5%
The thirty-second series of Common Stock Acquisition Rights (November 22, 2016)	November 22, 2017 ~ November 21, 2026	14,960	1,496,000 Common Stock	¥ 3,364	0.6%
The thirty-third series of Common Stock Acquisition Rights (November 22, 2016)	November 22, 2017 ~ November 21, 2026	14,154	1,415,400 Common Stock	U.S.$ 31.06	4.0%
The thirty-fourth series of Common Stock Acquisition Rights (November 21, 2017)	November 21, 2018 ~ November 20, 2027	13,807	1,380,700 Common Stock	¥ 5,231	—
The thirty-fifth series of Common Stock Acquisition Rights (November 21, 2017)	November 21, 2018 ~ November 20, 2027	15,078	1,507,800 Common Stock	U.S.$ 45.73	—
The thirty-sixth series of Common Stock Acquisition Rights (February 28, 2018)	February 28, 2019 ~ February 27, 2028	175	17,500 Common Stock	¥ 5,442	—
The thirty-seventh series of Common Stock Acquisition Rights (February 28, 2018)	February 28, 2019 ~ February 27, 2028	150	15,000 Common Stock	U.S.$ 50.39	—

Note: All series of Stock Acquisition Rights were issued for the purpose of granting stock options. No cash payment was required for the allocation.

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(1)	Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of

March 31, 2018)

Name	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The sixteenth series of Common Stock Acquisition Rights	10,800	3	－	－
The seventeenth series of Common Stock Acquisition Rights	30,000	1	－	－
The eighteenth series of Common Stock Acquisition Rights	24,900	5	－	－
The nineteenth series of Common Stock Acquisition Rights	50,000	1	－	－
The twentieth series of Common Stock Acquisition Rights	30,000	5	1,800	1
The twenty-first series of Common Stock Acquisition Rights	50,000	1	－	－
The twenty-second series of Common Stock Acquisition Rights	20,400	4	－	－
The twenty-third series of Common Stock Acquisition Rights	80,000	1	－	－
The twenty-fourth series of Common Stock Acquisition Rights	13,500	3	－	－
The twenty-fifth series of Common Stock Acquisition Rights	200,000	1	－	－
The twenty-sixth series of Common Stock Acquisition Rights	60,300	7	－	－
The twenty-seventh series of Common Stock Acquisition Rights	200,000	1	－	－
The twenty-eighth series of Common Stock Acquisition Rights	177,700	8	－	－
The twenty-ninth series of Common Stock Acquisition Rights	100,000	1	－	－
The thirtieth series of Common Stock Acquisition Rights	286,000	8	－	－
The thirty-first series of Common Stock Acquisition Rights	200,000	1	－	－
The thirty-second series of Common Stock Acquisition Rights	480,000	8	－	－
The thirty-third series of Common Stock Acquisition Rights	300,000	1	－	－
The thirty-fourth series of Common Stock Acquisition Rights	320,000	8	－	－
The thirty-fifth series of Common Stock Acquisition Rights	200,000	1	－	－

(2) Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2018

The details of these Stock Acquisition Rights are mentioned in the thirty-fourth, thirty-fifth, thirty-sixth and thirty-seventh series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors, officers and employees of the Corporation’s subsidiaries

Name	Employees of the Corporation		Directors, officers and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The thirty-fourth series of Common Stock Acquisition Rights	168,700	103	902,800	752
The thirty-fifth series of Common Stock Acquisition Rights	2,900	2	1,352,000	749
The thirty-sixth series of Common Stock Acquisition Rights	11,800	3	5,700	18
The thirty-seventh series of Common Stock Acquisition Rights	－	－	15,000	1

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Amounts of remuneration paid to Directors and Corporate Executive Officers (for the fiscal year ended March 31, 2018)

	Fixed remuneration		Remuneration linked to business results		Phantom Restricted Stock Plan
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors (Outside Directors)	11 (Notes 1 & 2) (10)	Million Yen 162 (142)	— ( — )	Million Yen — (Note 3) ( — )	1 (1)	Million Yen 48 (Note 5) (48)
Corporate Executive Officers	7	520	7	1,210 (Note 4)	3	1,576 (Note 5)
Total	18	682	7	1,210	4	1,624

Notes:

1.	The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.
2.	The number of persons includes a Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 15, 2017.
3.	The Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.
4.	The amount that the Corporation plans to pay as remuneration linked to business results for the fiscal year ended March 31, 2018 will be paid in June 2018.
5.	The Phantom Restricted Stock Plan includes the amount that will be paid to a Director and two Corporate Executive Officers who will resign on the day of the Ordinary General Meeting of Shareholders to be held on June 19, 2018, and a Corporate Executive Officer who resigned on April 1, 2018. The amount to be paid under the Phantom Restricted Stock Plan will be calculated using the market price of the Corporation’s Common Stock at the time of resignation. The preliminary calculation for the purpose of the above table uses the share market price (closing price) of the Corporation’s common stock as of March 30, 2018.
6.	In addition to the above, the Corporation issued restricted stock and stock acquisition rights for the purpose of granting stock options as remuneration linked to share price. During the fiscal year ended March 31, 2018, the Corporation recorded 1 million yen in expenses for the restricted stock granted to Directors who did not concurrently serve as Corporate Executive Officers and 164 million yen in expenses for the restricted stock granted to Corporate Executive Officers. Regarding the stock acquisition rights granted to Corporate Executive Officers, the Corporation recorded 848 million yen in expenses during the fiscal year ended March 31, 2018 or in the past for stock option purposes.

Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for Directors and Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(1) Basic policy regarding Director remuneration

The primary duty of Directors is to supervise the performance of business operations of the Sony Group as a whole. In order to improve this supervisory function over the business operations of Sony, which is a global company, the following two elements have been established as the basic policy for the determination of remuneration of Directors. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.

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- Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

- Ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, remuneration of Directors consists of the following three components:

- Fixed remuneration;

- Remuneration linked to share price; and

- Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration is determined in accordance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research made by a third party regarding remuneration of directors of both domestic and foreign companies.

Regarding remuneration linked to share price, restricted stock will be used to further promote shared values between the shareholders and Directors, and incentivize Directors to increase mid- to long-term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of the programs.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. The resigning Director shall purchase shares of Common Stock with this remuneration. The Corporation will not grant any points pursuant to the Phantom Restricted Stock Plan to Directors for a fiscal year in which the Corporation granted restricted stock to Directors.

(2) Basic policy regarding Corporate Executive Officer remuneration

Corporate Executive Officers are key members of management responsible for executing the business operations of Sony. In order to further improve the business results of the Corporation, the following two elements have been established as the basic policy for the determination of remuneration of Corporate Executive Officers.

- Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

- Providing effective incentives to improve business results on a short-, medium- and long-term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

- Fixed remuneration;

- Remuneration linked to business results;

- Remuneration linked to share price; and

- Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in accordance with the above basic policy with an emphasis on linking remuneration to business results and shareholder value. Remuneration of Corporate Executive Officers shall be at an appropriate level determined based upon research made by a third party regarding remuneration of management of both domestic and foreign companies.

The basis for the schedule for the amount of each component is below.

The amount of remuneration linked to business results shall be determined based upon 1) the consolidated financial results of the Corporation, such as ROE (return on equity), operating income,

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net income and cash flow, for the fiscal year for which remuneration is being given, and 2) the level of achievement of business results in the business area(s) for which the relevant Corporate Executive Officer is responsible. The amount paid shall fluctuate within a range from 0 percent to 200 percent, in principle, of the standard payout amount.

Remuneration linked to the share price, such as stock options and restricted stock, will be used to incentivize executives to increase mid- to long-term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of this program.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. The resigning Corporate Executive Officer shall purchase shares of Common Stock with this remuneration.

(For Reference)

(i) Remuneration linked to business results

The standard payout amount of remuneration linked to business results for the fiscal year ended

March 31, 2018 shall be between 37.5 percent and 50.0 percent of cash compensation (fixed remuneration plus remuneration linked to business results) related to each individual’s level of responsibility. The KPIs and the weighting of each KPI related to the performance of consolidated Sony shall be as follows:

KPI	Weight
ROE	40%
Operating Income	40%
Net Income	10%
Cash Flow	10%

(ii) Restricted Stock

The Compensation Committee decided to introduce a restricted stock plan starting from the fiscal year ended March 31, 2018, which will be allotted to the Corporate Executive Officers and other executives of the Corporation, and non-executive directors of the Corporation (the “Non-Executive Directors”). The purpose of the plan for the Corporate Executive Officers and other executives of the Corporation is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid- to long-term performance and increase shareholder value. Furthermore, the purpose of the plan for the Non-Executive Directors is to incentivize these Directors to develop and maintain a sound and transparent management system by further promoting shared values between the shareholders and the Non-Executive Directors.

The Corporation intends to grant shares of restricted stock to Corporate Executive Officers and other executives of the Corporation as a partial replacement for stock options, and to Non-Executive Directors as a partial replacement for the Phantom Restricted Stock Plan. The grantees will not be able to sell or transfer the granted shares during the restricted period, and the Corporation will acquire the granted shares from a grantee without any consideration to, or consent of, the grantee under certain conditions. Details of the plan, such as vesting conditions, eligibility and the number of grants, will be determined by the Compensation Committee.

Dated: May 29, 2018